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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                  PRESS RELEASE ISSUED ON SEPTEMBER 18, 2002
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                              Form 40-F  X
         -----                                  -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No  X
   -----                       -----

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.  Press Release issued on September 18, 2002 (#15/02).

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                               [GRAPHIC OMITTED]

SEPTEMBER 17, 2002                                                        15/02

FOR IMMEDIATE RELEASE                                               Page 1 of 1


                          QUEBECOR WORLD INC. ANNOUNCES
         RESIGNATION of PRESIDENT AND CEO, QUEBECOR WORLD NORTH AMERICA


MONTREAL, CANADA -- Quebecor World Inc. (NYSE; TSX: IQW) today announced that Marc L. Reisch, President and CEO of Quebecor World North America is resigning his position to pursue other opportunities. Quebecor World's North American Product Groups will continue to be run by their respective Presidents who will report directly to Charles G. Cavell, President and CEO of Quebecor World Inc.

"Marc has made a great contribution to Quebecor World and we wish him well in his future endeavors," said Mr. Cavell. "Quebecor World's North American business is managed along core product lines. Each Product Group is headed by a strong management team that is responsible for the day-to-day operation of the business. The Presidents and their respective teams will continue to provide the leadership and customer service that makes our Company the world's leading print media services company."

"I am pleased with what we have accomplished in making Quebecor World the number one global printer," said Mr. Reisch. "After completing the successful merger of Quebecor Printing and World Color Press, I believe now is the right time for me to move on to other challenges. I am also proud of the fact that I am leaving behind the most capable and dynamic management team in the industry."

Quebecor World Inc. (NYSE; TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                    - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts                                   Tony Ross
Vice President, Corporate Finance and            Director, Communications
Investor Relations                               Quebecor World Inc.
Quebecor World Inc.                              (514) 877-5317
(514) 877-5118                                   (800) 567-7070
(800) 567-7070

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       QUEBECOR WORLD INC.



                                       By:    /s/ Michael Young
                                              ---------------------------
                                       Name:  Michael Young
                                       Title: Senior Vice President,
                                              Financial Operations and Control



Date: September 18, 2002